Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

Date: August 8, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489)

This message has been sent to all employees.	August 8, 2016

A few weeks ago, we announced that a Program Management Office (PMO) organization had been established to oversee the joint integration planning activities required to position TechnipFMC for ‘day one’ success and beyond.

Since then, our two companies have been working together to develop the PMO structure, governance and operating principles, and to identify key appointments.

Overall leadership of the PMO is with Thierry Pilenko, Technip’s Chairman and CEO, and Doug Pferdehirt, FMC Technologies’ President and COO.

Executive Sponsor Team (EST)

Reporting to them is the EST, which is made up of the recently announced leadership team of TechnipFMC.

PMO Core Team

This team will oversee execution of the pre-merger integration planning activities:

Cross Workstreams (integrated into the PMO)	Name
Synergy Tracking	François Dhaussy
Regulatory	Charles Henri Prou Mark Wolf
Organization Design and Integration Support	Akif Ahmad Charles Cessot Laurent Chhuon-Nougarede Damien Fornier de Violet Lior Keren
HR Support	Magali Castano Catherine Gillings
PMO Communication	Marcela Albuquerque Nicola Cameron
Day One	Frank Luongo
Structuring (Legal, Tax)	Jose Cadena Sophie Maddaloni
Planning	François-Xavier (FX) Derreumaux
Finance Controller	Narinder Sahai
Administration Support	Zuzana Helmeciova (Paris) Kathy Randall (Houston)

Functional and Business Workstreams

To date, we have established several workstreams and the majority of the lead appointments have been confirmed. Each workstream has at least one executive sponsor. One of the key roles of the workstream leads is to ensure that the business and/or function and/or regional heads in the respective FMC Technologies and Technip organizations are fully involved in the integration planning process:

Functional Workstreams	Workstream Lead(s)	Executive Sponsor(s)
Subsea Integration	Sanjay Bhatia Frederic Clos	Barry Glickman Hallvard Hasselknippe
Surface & On/Off Integration	Massimo Bianchi Xavier Tison	Richard Alabaster Nello Uccelletti
Shared Services / Global Business Services (GBS)	Andrew Cort Florence Rocle	Mark Scott Julian Waldron
Supply Chain / Procurement	Nghia Ngo Finn Erik Skjelby	Julian Waldron
HR & Policies	Youssef Bouni Mike Turner	Thierry Parmentier Mark Scott
Facilities	Stephen Siegel Bob Sullivan	Mark Scott
Communication / Branding	Pascale Dumon-Poiret Nicola Mawer	Mark Scott
IT	Patrick Giraudeau	Julian Waldron
Finance	Matt Acosta Philippe Dorlencourt	Maryann Mannen
Legal & Compliance	Yngve Rygh Larsen Stephen Siegel	Dianne Ralston
R&D	David Kaye Lorianna Vandenberg	Brad Beitler
Quality	Francesco Collu Richard Lalor	Mark Scott
Key Account Management	Arild Selvig	Tore Halvorsen
HSE	Scott Bogema Jessica Lebrun	Mark Scott

Security	Sheryl Byrd Julien Rambeau	Mark Scott
Insurance	Jean Francois Corbel Connie Guy	Maryann Mannen
Business Workstreams
Subsea Projects	Sanjay Bhatia Frederic Clos	Hallvard Hasselknippe
Subsea Services	Jamie Hinch Jean Jacques Quesnel	Barry Glickman
Products (including Manufacturing)	Jean-Louis Rostaing	Julian Waldron
Onshore / Offshore	Massimo Bianchi	Nello Uccelletti
Surface	Iain Duncan	Richard Alabaster

Next steps

We will identify regional integration leads and the remaining functional leads. In the meantime, our joint integration planning teams will continue to work toward the successful execution of the proposed merger, paving the way for the creation of a new and unique company.

Business as usual

While these efforts continue, it is vital that both companies independently remain fully focused on execution and serving our customers. Thank you for your continued support and flexibility throughout this critical pre-merger phase.

Julian Waldron and Nicolas Gillier

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

FMC Technologies Technip
Integration Organization Structure & Sponsors/Workstream Appointments
Executive Chairman Thierry Pilenko
CEO Doug Pferdehirt
Integration Executive Sponsor Julian Waldron
Executive Sponsor Team
Richard Alabaster
Brad Beitler
Barry Glickman
Tore Halvorsen
Hallvard Hasselknippe
Maryann Mannen
Thierry Parmentier
Dianne Ralston
Mark Scott
Nello Uccelletti
Julian Waldron
PMO Core Team Nicolas Gillier
Current Executive Committees
Synergy Tracking François Dhaussy
Regulatory Charles Henri Prou
Mark Wolf
Organization Design & Integration Support
Akif Ahmad
Charles Cessot
Laurent Chhuon-Nougarede
Damien Fornier de Violet
Lior Keren
HR Support
Magali Castano
Catherine Gillings
PMO Communication Marcela Albuquerque
Nicola Cameron
Day One Frank Luongo
Structuring (Legal, Tax) Jose Cadena
Sophie Maddaloni
Clean Room TBA
Planning François-Xavier (FX) Derreumaux
Finance Controller Narinder Sahai
Administration Support Zuzana Helmeciova (Paris) Kathy Randall (Houston)
Subsea Integration
Leads:
Sanjay Bhatia Frederic Clos
Sponsors:
Barry Glickman Hallvard Hasselknippe
Surface & On/ Off Integration
Leads:
Massimo Bianchi Xavier Tison
Sponsors:
Richard Alabaster Nello Uccelletti
Shared Services / Global Business Services (GBS)
Leads:
Andrew Cort Florence Rocle
Sponsors:
Mark Scott Julian Waldron
Supply Chain / Procurement
Leads:
Nghia Ngo Finn Erik Skjelby
Sponsor:
Julian Waldron
HR & Policies
Leads:
Youssef Bouni Mike Turner
Sponsors:
Thierry Parmentier Mark Scott
Facilities
Leads:
Stephen Siegel Bob Sullivan
Sponsor:
Mark Scott
Communication / Branding
Leads:
Pascale Dumon-Poiret Nicola Mawer
Sponsor:
Mark Scott
IT
Lead:
Patrick Giraudeau
Sponsor:
Julian Waldron
Finance
Leads:
Matt Acosta Philippe Dorlencourt
Sponsor:
Maryann Mannen
Legal & Compliance
Leads:
Yngve Rygh Larsen Stephen Siegel
Sponsor:
Dianne Ralston
R&D
Leads:
David Kaye Lorianna Vandenberg
Sponsor:
Brad Beitler
Quality
Leads:
Francesco Collu Richard Lalor
Sponsor:
Mark Scott
Key Account Management
Lead:
Arild Selvig
Sponsor:
Tore Halvorsen
HSE
Leads:
Scott Bogema Jessica Lebrun
Sponsor:
Mark Scott
Security
Leads:
Sheryl Byrd Julien Rambeau
Sponsor:
Mark Scott
Insurance
Leads:
Jean Francois Corbel Connie Guy
Sponsor:
Maryann Mannen
Regions
Subsea Projects – Leads: Sanjay Bhatia Frederic Clos Sponsor: Hallvard Hasselknippe
Subsea Services – Leads: Jamie Hinch Jean Jacques Quesnel Sponsor: Barry Glickman
Products (including Manufacturing) – Leads: Jean-Louis Rostaing Sponsor: Julian Waldron
Onshore / Offshore – Lead: Massimo Bianchi Sponsor: Nello Uccelletti
Surface – Lead: Iain Duncan Sponsor: Richard Alabaster
Workstream lead for Change Management will be communicated at a later date
Key
Cross Workstreams
(integrated to PMO)
Functional Workstreams
Regional Workstreams
Business Workstreams

Important Information for Investors and Security holders

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/ prospectus and the report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.